Exhibit 99.5
Remarks by Paul Skinner, chairman of Rio Tinto, at the China Development Forum, Beijing, 23 March 2009
Opening
1.	[1]Thank you [Chair], it’s both a pleasure and an honour to attend the Forum once again.
Context
2.	These are challenging times.

3.	But they are also exciting. The extreme nature of the current global economic situation requires new perspectives, new ways of working and new business models.

4.	Now, more than ever, China and its main trade and investment partners have the opportunity to review closer collaboration in an effort to create “win-win” outcomes.

5.	Since last year we have seen a massive slowdown in the global economy, particularly focused in OECD countries. Companies and consumers alike are struggling in an acutely credit-constrained environment.

6.	What we are seeing is the unwinding of the various large economic imbalances and financial risks that had built up in the past 10 years and more. And that is happening much more quickly than expected.

7.	China’s Gross Domestic Product growth slowed down sharply in 2008 to just 9%, from 13% a year ago. The reported GDP growth in Q4 2008 of 6.8 per cent implies a quarter on quarter fall in economic activity of up to 1.7 per cent.

8.	China’s slowdown resulted, primarily, from the government’s policies of fighting inflation and overheating in the first half of 2008. But it was exacerbated by the much worse than expected global financial crisis.

9.	As for many resources companies, 2008 was a challenging year for Rio Tinto — we were integrating our acquisition of Alcan and, for much of the year, we were under offer from BHP Billiton.

10.	However, our results for 2008 were encouraging, including a 38% uplift in underlying earnings. Nevertheless, they also, especially in the fourth quarter, reflected the current global downturn. During the year Chinalco became a significant shareholder in the company.

[1]	Slide: title

11.	Clearly, every company must act in its own way to deal with the current situation. But, at the same time, we believe it is vitally important to keep a focused eye on the long term future.
Chinalco proposition
12.	[2]Looking to the future of the resource sector, we can see trends in the developing markets are changing the strategic landscape.

13.	Developing markets have, for the last 10 years, seen a rapidly growing demand for resources.

14.	Also Tier 1 resources are increasingly being found in these countries.

15.	They are now an important source of finance as well.

16.	[3]The key drivers for long term growth in commodity demand from these economies remain intact.

17.	For one thing, underlying economic development is still intact. Let’s not forget, per capita incomes in China are still only 13% of those in the US on a purchasing power parity basis.

18.	Urbanisation will continue — and could even be accelerated by the global downturn. The Chinese urbanisation rate is still only 45%. Many more new skyscrapers will need to be constructed by 2025.

19.	Mobility, too, will keep rising. At present China has only 1 car per 300 residents, compared with 240 cars per 300 in the US.

20.	These few examples show how China will play an ever greater role in global commodity demand.

21.	[4]Between 2004 and 2012, China is expected to more than double its share of global aluminium demand (to 42%), and increase its share of global copper and seaborne iron ore demand to one-third and over half respectively.

22.	We also expect a key focus of government expenditure in China will be investment in infrastructure. This is likely to be resource intensive and a positive driver of demand in our main market.

23.	Given China’s strategic importance to Rio Tinto, and following the positive experience of Chinalco’s 9% investment in Rio Tinto in 2008, our two companies have developed a proposition to enter an exciting new strategic partnership.

[2]	Slide: Developing world trends...

[3]	Slide: Key drivers...

[4]	Slide: China will play an ever greater role...

24.	[5]The proposed partnership will result in a US$19.5 billion cash injection into Rio Tinto.

25.	US$12.3 billion would be invested in major alliances in aluminium, copper and iron ore, and project development opportunities.

26.	The other US$7.2 billion is associated with an issue of subordinated convertible bonds.

27.	This strategic partnership builds on Rio Tinto’s 20 years’ experience of joint ventures with Chinese companies, and takes it to a new level.

28.	Rio Tinto first exported iron ore to China in 1973. We established the Channar mine joint venture in Australia in 1987 and other joint ventures have followed.

29.	Alliances have also included collaboration on metal and mineral-related technologies.

30.	The new aluminium joint venture with Chinalco is focused on Rio Tinto’s assets in Queensland, Australia. The copper joint venture focuses on assets in Chile and Indonesia, and future development in Peru. The iron ore joint venture is via Hamersley Iron, and with potential to cooperate on development of resources in Guinea, West Africa.

31.	[6]This is a truly pioneering partnership, which delivers value to both sides.

32.	For Rio Tinto, the outcomes include substantial strengthening of our balance sheet, and the ability to act on compelling investment opportunities throughout the cycle. We look forward to working with a partner with an excellent track record in delivering infrastructure projects and delivering value to shareholders.

33.	Through the partnership, Rio Tinto will be able to grow its participation in China’s economy, and benefit from Chinalco’s strong relationships within China.

34.	Working with Chinalco will also facilitate access for Rio Tinto to funding for project development from Chinese financial institutions.

35.	Chinalco’s senior management, meanwhile, brings extensive industry experience to the table.

36.	Chinalco, for its part, has expressed enthusiasm for working with a partner with a proven track record in both innovation and operational excellence.

37.	Chinalco will be able to pursue its strategy of commodity and geographic diversification, to achieve long term financial returns from investments.

38.	With a more global portfolio of assets, the company will be better positioned to serve its customers in China and elsewhere.

[5]	Slide: Proposed partnership

[6]	Slide: Chinalco is the ideal partner for Rio Tinto

39.	7An important feature is the sharing of experience. Rio Tinto’s approach to sustainable development and governance will be reflected in our international joint ventures. We look forward equally to benefiting from Chinalco’s experience.

40.	This clearly has the potential to become a mutually beneficial partnership for both Rio Tinto and Chinalco. It will require the approval of shareholders and other stakeholders, including a number of governments. We believe it is a partnership which can, over time, add significant value to the interests of all stakeholders.
Possible model for others
41.	[8]The proposed partnership between Rio Tinto and Chinalco reflects an exciting new approach for the future, meeting the strategic ambitions of both parties.

42.	We are not alone in that need. Perhaps this partnership could provide a possible model to other companies seeking future development and engagement with China.

43.	It provides a concrete example of how multinational and Chinese companies could work together, in China and globally, to continue delivering benefits to stakeholders in a changing world.

44.	We all need to be best positioned to take advantage of the upturn when it happens. We believe the strategic alliance between Chinalco and Rio Tinto is the best way for us to do that. My own sense is that this may well prove to be a forerunner of further collaborative developments of this type, in the resources sector and elsewhere.

45.	I am happy to discuss this further and take any questions you may have.

[7]	Slide: Embedding sustainability

[8]	Slide: title

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